NovaGold Resources Inc. (NRI-TSE)

N O V A   G O L D   R E S O U R C E S   I N C.

Interim Report to Shareholders

Consolidated Interim Financial Statements
For the six-month period ended May 31, 2002

127 Via de Tesoros
Los Gatos, California
USA 95030

Phone: (408) 395 1169
Fax: (408) 354 6252
info@novagold.net
Website: www.novagold.net

Interim Report to Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the six-month period ended May 31, 2002, together with an update of the Company's activities.

Several important milestones for NovaGold were completed in the second quarter. The Company completed an equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50. The proceeds are being directed at advancing the Donlin Creek Gold Project and for general corporate purposes.

NovaGold initiated a Pre-Feasibility Study program at its Donlin Creek Gold Project in April 2002. Through May 31, 2002, the Company has incurred approximately US$3.9 million towards its US$10 million spending commitment to earn a 70% interest in the Project from Placer Dome Inc. It is anticipated that the Company will incur its US$10 million expenditure requirement by the fall of this year as part of the Pre-Feasibility program and thereby earn its 70% interest in the Donlin Creek Gold Project.

The 2002 Donlin Creek Pre-Feasibility drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. A multi-staged drill program has been designed with a number of specific objectives: 1) expand the existing gold resource as defined in the March 2002 Scoping Study by drilling on new target areas adjacent to already defined resources; 2) complete the in-pit expansion drilling away from known mineralization but within the modeled $300/oz pit boundaries; and 3) upgrade inferred resources with in-fill drilling to the measured and indicated categories. An important focus for the current drill program is to delineate additional near-surface, higher-grade resources adjacent to and within the modeled pit boundaries on a minimum 100 meter by 100 meter drill grid density. The in-pit expansion drilling is identifying new near surface high-grade zones as anticipated; and drilling on the new target areas adjacent to the known resources at Acma and Lewis have identified new near-surface mineralized areas with potential for additional resource development at Akivik, 400 Zone, Southern Lewis and the Far East Zones.

The Company is on track to complete an updated and expanded Resource Estimate and updated Economic Assessment study at the conclusion of the drilling and engineering programs this fall at Donlin Creek. Successful completion of the program would reduce the overall strip ratio and increase the total gold resource at Donlin Creek and significantly enhance the economics of the Project. The studies will be prepared by the independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver. AMEC, a 40-year veteran of mine development in Alaska and the Canadian North, will base its estimates on the operating and capital costs of similar projects.

The Company also continues to work closely with its partners Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska to pursue concurrent expansion of the regional power infrastructure along with the development of the Donlin Creek Project. Several important initiatives are currently being advanced that support the necessary infrastructure improvements at both the State of Alaska and US Federal Government level.

At the Company’s Rock Creek and Shotgun Projects the final joint venture agreements with TNR Resources Ltd. ("TNR") have been completed. TNR has recently initiated this year’s exploration program at Shotgun and final preparations are underway to begin the field program at Rock Creek. TNR will fund a US$1 million dollar exploration and development program at Rock Creek and a US$500,000 program at Shotgun. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

During the six-months ended May 31, 2002, the Company generated operating revenues of $722,164 through the lease and sale of commercial and residential real estate, sand and gravel sales and gold royalties in Nome, Alaska. Several large commercial and industrial developments related to the Nome Airport and Port of Nome expansion projects are in the final planning stages. These projects are expected to have a favourable impact on the Company’s future land and sand gravel revenues. The Company continues to pursue initiatives to expand its sand and gravel, and land development businesses to provide an internally generated source of financing for its gold exploration and development projects. These on-going initiatives should allow the Company to continue to build on its operating performance in the future.

We look forward to reporting on further positive developments on Donlin Creek and the Company’s other exciting projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

"Rick Van Nieuwenhuyse"

Rick Van Nieuwenhuyse
President & Chief Executive Officer

NovaGold Resources Inc.    1    Interim Report

Management’s Discussion and Analysis

NovaGold Resources Inc. is a diversified natural resources company with gold exploration properties in Alaska and the Yukon Territory of Canada and sand and gravel operations in the Seward Peninsula of Alaska. The Company’s primary focus is the exploration and development of the Donlin Creek Gold Project in which it can earn a 70% interest from Placer Dome U.S. Inc. through the expenditure of US$10,000,000 on exploration and development.

Results of Operations
Three - Month Periods ended May 31, 2002 and 2001

For the quarter ended May 31, 2002, the Company had a net loss of $2,237,471 ($0.06 loss per share) compared to net income of $725,640 ($0.03 per share) for the comparable period of the prior year.

During the quarter ended May 31, 2002, the Company generated total revenues of $227,738 versus $1,494,151 for the comparable period in 2001. Land sales for the quarter ended May 31, 2002 were $145,906 compared to $1,467,028 in the same period of 2001. This difference in land sales was primarily due to several early large land sales in 2001. As of May 31, 2002, several significant land sales were pending. Sand and gravel sales in the quarter ended May 31, 2002 were $1,137. There were no sand and gravel sales in the comparable quarter of 2001. Sand and gravel and related gold royalty revenues are highly seasonal in nature. Activities in these operations are concentrated in the summer and early-fall with much lower activity levels during the remainder of the year. Lease, rental and other revenues were $53,573 for the quarter ended May 31, 2002 compared to $27,102 for the comparable 2001 period. Interest income of $27,122 for the quarter ended May 31, 2002 related to interest earned on cash balances raised in the April 2002 private placement.

For the quarter ended May 31, 2002, general and administrative expenses were higher at $444,297, compared to $208,968 for the same period of the prior year due to the costs of increased administrative support for the Donlin Creek Gold Project and the development of administrative infrastructure to support increases in corporate activity. The Company incurred $160,804 in corporate development and communications expenditures in the quarter ended May 31, 2002 consistent with the increase in externally provided investor relations activities. There were no expenditures on external corporate development and communication in the comparable period of 2001. Interest expense for the quarter ended May 31, 2002 of $257,000 relates to the interest component of share loans from directors to the Company that were repaid after increases in the underlying share price. Professional fees increased to $468,060 in the quarter ended May 31, 2002 from $205,183 in the comparable period of the prior year due to increased legal costs associated with new joint venture arrangements and increased general accounting and legal charges associated with increased levels of corporate activity. Wages and benefits expense was $590,449 in quarter ended May 31, 2002 compared to $115,400 in the comparable period in 2001. This increase was due to the recognition of $278,141 of severance costs associated with former employees and the accrual of a bonus payment of $206,591 to an officer of the Company.

During the quarter ended May 31, 2002, the Company wrote off $735,207 of mineral property and deferred exploration costs associated with the Caribou property in eastern Alaska based upon its decision to drop the lease on the property. A gain of $212,128 was recognized in the quarter ended May 31, 2002 as a result of the favourable settlement of the convertible royalty payable to Mueller Industries.

During the quarter ended May 31, 2002, the Company incurred $2,426,800 of capitalized exploration expenditures, including $2,316,121 on the Donlin Creek Gold Project. The expenditures at Donlin Creek are focused upon drilling, engineering, environmental and other studies related to the completion of an updated economic study expected in October 2002. During the comparable period of 2001 the Company incurred $182,862 of capitalized exploration expenditures, including $101,257 on the Donlin Creek Project. The Company began exploration activities on the Donlin Creek Project in April 2001.

NovaGold Resources Inc.    2    Interim Report

Management’s Discussion and Analysis

Results of Operations (Continued)
Six - Month Periods ended May 31, 2002 and 2001

For the six-months period ended May 31, 2002, the Company had a net loss of $2,088,960 ($0.06 loss per share) compared to net income of $691,357 ($0.03 per share) for the comparable period of the prior year.

During the six-months ended May 31, 2002, the Company generated total revenues of $722,164 versus $1,776,378 for the comparable period in 2001. Land sales for the six-month period ended May 31, 2002 were $305,416 compared to $1,729,512 in the same period of 2001. Sand and gravel sales in the six-month period ended May 31, 2002 were $23,890. There were no sand and gravel sales in the comparable period of 2001. Gold production royalties in the six-month period ended May 31, 2002, were $138,588 compared to $1,041 in the same period of 2001. Lease, rental and other revenue was $225,691 for the six-month period ended May 31, 2002 compared to $45,825 for the comparable 2001 period reflecting the sale of a considerable amount of surplus parts and equipment from past dredging operations in Nome, Alaska. The Company anticipates continued revenues in 2002 from on-going land, sand-and-gravel and gold royalties.

During the six-month period ended May 31, 2002, the Company incurred $2,914,412 of capitalized exploration expenditures, including $2,785,928 on the Donlin Creek Gold Project. During the comparable period of 2001 the Company incurred $317,373 of capitalized exploration activities, including $101,257 on the Donlin Creek Gold Project. The Company’s mineral property assets increased to $16,531,496 at the end of the first quarter from $14,352,291 at the end of 2001.

Outlook and Financial Condition

In May 2002, the Company settled the convertible royalty payable to Mueller Industries through the issuance of 319,543 common shares of the Company.

On April 18, 2002, the Company closed an equity offering of 5,295,000 units at a price of $3.50 per unit for net proceeds of $17,420,550 after deduction of related offering costs of $1,111,950. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant includes the right to purchase an additional common share of the Company at a price of $4.50 until October 18, 2004.

As of May 31, 2002, the Company had a cash balance of $15,680,177 and working capital of $12,018,616. These balances are sufficient to allow the Company to earn a 70% interest in the Donlin Creek Gold Project through the expenditure of a total of US$10,000,000 in expenditures on exploration and development on the Project. The Company anticipates that it will have incurred a cumulative total of US$10,000,000 at the Donlin Creek Project by the end of September 2002.

NovaGold Resources Inc.    3    Interim Report

Consolidated Interim Balance Sheet

	May 31,	November 30,
	2002	2001
	(Unaudited)
Assets	$	$
Current
Cash and cash equivalents	15,680,177	421,803
Amounts receivable	504,934	521,658
Amount receivable from related party	-	200,000
Inventory	11,372	11,372
Deposits and prepaid amounts	237,278	126,630
	16,433,761	1,281,463
Officer Loan Receivable	241,005	241,005
Property, Plant and Equipment - net	356,952	174,461
Investments	44,876	44,876
Reclamation Deposit	105,098	105,098
Land and Gravel Resource	1,722,215	1,761,175
Mineral Properties and Related Deferred Costs
(Note 2)	16,531,496	14,352,291

	35,435,403	17,960,369

Liabilities
Current
Accounts payable and accrued liabilities	4,215,145	3,678,432
Accounts payable to related party	-	70,134
Loan payable	200,000	200,000
	4,415,145	3,948,566
Convertible Royalty (Note 3)	-	1,217,156
Provision for Reclamation Costs	1,496,215	1,496,215
	5,911,360	6,661,937

Shareholders’ Equity

Capital Stock (Note 4)	94,747,294	74,393,683
Contributed Surplus	712,354	266,694
Equity Portion of Convertible Royalty	-	484,700
Deficit	(65,935,605)	(63,846,645)
	29,524,043	11,298,432

	35,435,403	17,960,369

Approved by the Board of Directors:

Approved by the Board of Directors:

"Rick Van Nieuwenhuyse"	"Gerald J. McConnell"

Director	Director

NovaGold Resources Inc.    4    Interim Report

Consolidated Interim
Statements of Operations and Deficit

	Three Months Ended		Six Months Ended
	May 31,		May 31,
	2002	2001	2002	2001
	$	$	$	$
Revenue
Land sales	145,906	1,467,028	305,416	1,729,512
Gravel sales	1,137	-	23,890	-
Gold production and royalties	-	21	138,588	1,041
Lease, rental and other revenue	53,573	27,102	225,691	45,825
Interest income	27,122	-	28,579	-
	227,738	1,494,151	722,164	1,776,378
Land cost	1,460	40,613	1,460	78,486
Property taxes	-	45,778	-	75,180
Amortization of gravel resource	18,750	-	37,500	-
	207,528	1,407,760	683,204	1,622,712

Expenses
General and administrative	444,297	208,968	625,384	285,627
Corporate development and communication	160,804	-	541,682	-
Interest accretion on convertible debt instruments	17,096	151,254	61,592	187,761
Interest expense	257,000	-	257,000	-
Murray Brook Mine site maintenance	16,136	1,315	21,545	16,805
Professional fees	468,060	205,183	590,207	241,086
Wages and benefits	590,449	115,400		200,076
Write down of mineral properties and related deferred costs	735,207	-	735,207	-
	2,689,049	682,120	3,507,515	931,355

Income (Loss) Before Other Income
	(2,481,521)	725,640	(2,824,311)	691,357

Other Income
Finder’s fee income, net	-	-	491,301	-
Write off of accounts payable	31,922	-	31,922	-
Gain on settlement of convertible royalty	212,128	-	212,128	-

Net Income (Loss) For the Period	(2,237,471)	725,640	(2,088,960)	691,357

Deficit, Beginning of Period	(63,698,134)	(63,386,540)	(63,846,645)	(63,352,257)

Deficit, End of Period	(65,935,605)	(62,660,900)	(65,935,605)	(62,660,900)

Earnings (Loss) Per Share
Basic and diluted	(0.06)	0.03	(0.06)	0.03

NovaGold Resources Inc.    5    Interim Report

Consolidated Interim Statement of Cash Flows

	Three Months Ended		Six Months Ended
	May 31,		May 31,
	2002	2001	2002	2001
	$	$	$	$
Cash Flows From Operating Activities
Net income (loss) for the period	(2,237,471)	725,640	(2,088,960)	691,357
Items not affecting cash:
Foreign exchange loss	11,236	2,300	46,490	12,400
Amortization	184,277	61,434	203,727	115,601
Interest on reclamation deposit	-	(1,385)	-	(2,765)
Interest component on director advances	44,500	-	44,500	-
Non-cash compensation expense	270,000	-	270,000	-
Issue of shares for settlement of commitments	-	-	74,297	-
Accretion of interest on convertible instruments	17,096	116,410	61,592	116,410
Write down of mineral properties and related deferred costs	735,207	-	735,207	-
Write off of accounts payable	(31,922)	-	(31,922)	-
Gain on settlement of convertible royalty	(212,128)	-	(212,128)	-
	(1,219,205)	904,399	(897,197)	933,003

Reclamation expenditures	-	(12,039)	-	(25,868)

Net change in non-cash working capital items:
(Decrease) in amounts receivable, deposits and prepaid amounts	(167,359)	(167,338)	(122,475)	(68,742)
Increase (Decrease) in accounts payable and accrued liabilities	1,138,813	(5,846)	654,001	(21,098)
	(247,751)	719,176	(365,671)	817,295

Cash Flows From Financing Activities
Proceeds from issuance of common shares - net	18,152,550	3,850	18,885,715	3,850

Cash Flows From Investing Activities
Acquisition of equipment	(334,796)	-	(347,258)	-
Expenditures on mineral properties and related deferred costs- net	(2,426,800)	(182,862)	(2,914,412)	(317,373)
	(2,761,596)	(182,862)	(3,261,670)	(317,373)

Increase In Cash And Cash Equivalents
During the Period	15,143,203	540,164	15,258,374	503,772

Cash And Cash Equivalents, Beginning of Period	536,974	379,648	421,803	416,040

Cash And Cash Equivalents, end of Period	15,680,177	919,812	15,680,177	919,812

NovaGold Resources Inc.    6    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

1.   Basis of Presentation

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc. and Nova-Venez Resources Inc.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2001 Annual Report and have been consistently followed in the preparation of these interim financial statements. These interim financial statements should be read in conjunction with the audited financial statements included in the Company’s 2001 Annual Report.

The information furnished in this report reflects all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the Company’s financial position as at May 31, 2002, the results of its operations and its cash flows for the three-month and six-month periods ended May 31, 2002. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

NovaGold Resources Inc.    7    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

2.   Mineral Properties and Related Deferred Costs
          For the Six-Month Period Ended May 31, 2002

			Recovery, (1)
	Balance		disposal (2)	Balance
	November 30		and	May 31,
	2001	Expenditures	write-down (3)	2002
	$	$	$	$

Alaska, USA
Donlin Creek	3,277,487	2,785,928	-	6,063,415
Shotgun	4,270,949	-	-	4,270,949
Rock Creek	3,374,826	37,790	-	3,412,616
Caribou	735,207	-	(735,207)(3)	-
North Donlin	83,760	-	-	83,760
Nome Gold Project	45,980	-	-	45,980

Yukon, Canada
German Creek	177,897	-	-	177,897
Harlan	689,396	-	-	689,396
McQuesten	810,058	90,694	-	900,752
Sprogge	795,207	-	-	795,207
Klondike	90,760	-	-	90,760
Other	764	-	-	764
	14,352,291	2,914,412	(735,207)	16,531,496

Donlin Creek, Alaska

On July 14, 2001, the Company signed an Agreement with Placer Dome U.S. Inc. ("Placer Dome") to acquire a 70% interest in the Donlin Creek Gold Deposit located in southwestern Alaska.

Under the terms of the Agreement, the Company may earn a 70% interest in the project by expend ing US$10,000,000 over a ten year period from the date of the Agreement. The Company will be the manager and operator. Upon vesting by the Company, a joint venture between the Company and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options:

i) to remain at 30% interest and participate as a minority partner;

ii) to convert to a 5% net profits interest (NPI);

iii) to exercise a back-in right to reacquire a majority interest in the project (70% Placer Dome/30% the Company) by expending three times that expended by the Company at the time the back-in is exercised, conduct a feasibility study, and make a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. The Company would contribute its share of costs after Placer Dome has expended three times the Company’s initial earn-in expenditure.

NovaGold Resources Inc.    8    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

3.    Convertible Royalty

	May 31,	November 30,
	2001	2001
	$	$
Convertible debt instrument	-	1,386,085
Equity portion of convertible debt instrument	-	484,700
	-	901,385
Interest accretion	-	315,771
Debt portion of convertible debt instrument	-	1,217,156

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1,000,000. Mueller has the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given.

On February 18, 2002, the Company entered into an agreement with Mueller Industries to settle the convertible royalty payable for the issuance of 319,543 common shares of the Company in May 2002. The settlement of the convertible royalty resulted in a gain to the Company of $212,128.

NovaGold Resources Inc.    9    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

4.    Capital Stock

Authorized

100,000,000 common shares without nominal or par value
  10,000,000 preferred shares issuable in one or more series

Issuance of Common Stock	Number of	Ascribed
	Shares	Value
		$
Balance, November 30, 2000	23,336,762	69,099,614

Issued in 2001
For cash pursuant to private placements	3,385,500	3,200,759
For cash pursuant to option agreements	601,200	462,135
For conversion of debenture	2,468,220	1,874,925
In settlement of commitments	175,000	26,250
Common stock pledged as loan security	-	(270,000)
Balance, November 30, 2001	29,966,682	74,393,683

Issued in 2002
For cash pursuant to private placements
(net of share issue costs of $ 1,111,950)	5,295,000	17,420,550
For settlement of convertible royalty	319,543	1,191,896
For cash pursuant to option agreements	1,387,800	915,165
For cash pursuant to warrant agreements	550,000	550,000
In settlement of commitments (note 4(c))	40,000	6,000
Common stock released as loan security	-	270,000

Balance, May 31, 2002	37,559,025	94,747,294

NovaGold Resources Inc.    10    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

4.    Capital Stock (Continued)

a) Share Purchase Warrants

A summary of the Company’s share purchase warrants at May 31, 2002 and November 30, 2001, and the changes during the periods then ended, is presented below:

		May 31,		November 30,
		2002		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding,
beginning of year	1,692,750	1.20	629,028	0.90
Granted	2,647,500	4.50	1,692,750	1.20
Exercised	(550,000)	1.00	-	-
Cancelled/Expired	-	-	(629,028)	0.90

Balance outstanding, end of year	3,790,250	3.53	1,692,750	1.20

Share purchase warrants outstanding at May 31, 2002:

Number of Shares	Exercise Price	Expiry Date

627,750	$1.00	August 27, 2002
365,000	$1.50	September 18, 2002
150,000	$2.00	September 18, 2002
2,647,500	$4.50	October 19, 2003
3,790,250

NovaGold Resources Inc.    11    Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

4.    Capital Stock (Continued)

b) Stock Options

The Company has a stock option plan providing for the issuance of options, whereby the Company may grant options to its directors, officers, employees and service providers. On May 22, 2002, the shareholders of the Company approved an amendment to the Employee Stock Option Plan (the "Plan") to allow for an increase in the number of shares that may be issued under the Plan from 4,500,000 to 6,500,000. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten year period from the date of grant.

A summary of the Stock Option Plan at May 31, 2002 and November 30, 2001, and changes during the periods ended on those dates, is as follows:

		May 31,		November 30,
		2001		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance, beginning of period	3,762,800	0.80	3,035,500	0.84

Granted during the period	1,810,000	2.40	1,460,000	0.74
Exercised during the period	(1,387,800)	0.66	(601,200)	0.77
Cancelled during the year	-	-	(131,500)	0.98

Balance, end of period	4,185,000	1.95	3,762,800	0.80

NovaGold Resources Inc.    12   Interim Report

Notes to Consolidated Interim
Financial Statements

Six-Month Period Ended May 31, 2002

4.    Capital Stock (Continued)

b) Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2002:

		Weighted
	Number	average
	outstanding	remaining	Weighted
	and	contractual	average
	exercisable	life	exercise price

Range of prices
$		(years)	$

0.35 – 0.90	1,210,000	8.79	0.71
1.00 – 1.90	1,740,000	6.77	1.27
1.99	45,000	9.44	1.99
3.45 – 5.00	1,190,000	9.94	4.19
	4,185,000	8.28	1.95

c) Shares Held by a Subsidiary

A wholly-owned subsidiary company holds 9,396 (November 30, 2001 – 49,396) of the common shares of the Company which are valued at $0.15 per share. In December 2001, 40,000 of the shares were transferred to a third party for the settlement of commitments totalling $74,297 resulting in the recognition of contributed surplus of $68,297. The balance of these shares is eliminated upon consolidation.

5.    Related Party Transactions

On May 29, 2002, the Company settled a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000.

On May 29, 2002, the Company settled loans receivable from two directors totalling $278,141. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

On May 29, 2002, the Company settled amounts due from Etruscan Resources Incorporated ("Etruscan"), a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan from the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

NovaGold Resources Inc.    13    Interim Report

Corporate Information

Officers	Headquarters

Rick Van Nieuwenhuyse, M. Sc.	127 Via de Tesoros
President & CEO	Los Gatos, California
USA 95030
Greg S. Johnson, B. Sc. Honors	Tel: (408) 395 1169
Vice President, Corporate Development	Fax: (408) 354 6252
info@novagold.net
Phil St. George, B.Sc.	Website: http://www.novagold.net
Vice President, Exploration

Alex Morrison, C.A., C.P.A.
Vice President, Finance and Chief Financial Officer

Directors

Pierre Besuchet
Geneva, Switzerland

George Brack
Vancouver, British Columbia

Gerald McConnell
Darmouth, Nova Scotia

Cole McFarland	Vancouver Office
San Diego, California
Suite 405
Clynton Nauman	625 Howe Street
Vancouver, British Columbia	Vancouver, British Columbia V6C 2T6
Tel: (604) 669-6227
Rick Van Nieuwenhuyse	Fax: (604) 669-6272
Los Gatos, California
Toronto Office
Walter Segsworth
Alamo, California	12th Floor
20 Toronto Street
Auditors	Toronto, Ontario
Canada M5C 2B8
PricewaterhouseCoopers LLP	Tony Hayes, C.F.A.
Vancouver, British Columbia	Investor Relations
Tel: (416) 368 0882
Legal Counsel	Fax: (416) 367 3638
Tony.Hayes@NovaGold.net
Patterson Palmer
Halifax, Nova Scotia	Nome Operations

Registrar and Transfer Agent	P.O. Box 640
Nome, Alaska 99762-0640
ComputerShare Trust Company	Mitch Erickson
Halifax, Nova Scotia	Lands and Operations Manager
Tel: (907) 443 5272
Bankers	Fax: (907) 443 5274
Mitch.Erickson@NovaGold.net
The Toronto Dominion Bank

Stock Listing

Toronto Stock Exchange
(Trading Symbol: NRI)

US Over-the-Counter
(Trading Symbol: NVGLF)

NovaGold Resources Inc.    14    Interim Report